Exhibit 99.2

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(UNAUDITED)

IN U.S. DOLLARS

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

In millions

	September 30, 2025	December 31, 2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$619.9	$506.2
Short-term bank deposits	176.9	134.0
Marketable securities	672.2	731.7
Trade receivables, net	436.9	728.8
Prepaid expenses and other assets	125.2	92.7

Total current assets	2,031.1	2,193.4

LONG-TERM ASSETS:
Marketable securities	1,348.2	1,411.9
Property and equipment, net	83.1	80.8
Deferred tax asset, net	62.4	74.7
Intangible assets, net	175.7	201.4
Goodwill	1,754.1	1,695.7
Other assets	245.0	96.6

Total long-term assets	3,668.5	3,561.1

Total assets	$5,699.6	$5,754.5

The accompanying notes are an integral part of the condensed consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D) (UNAUDITED)

In millions (except share and per share data)

	September 30, 2025	December 31, 2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$44.5	$54.8
Employees and payroll accruals	194.3	241.5
Deferred revenues	1,317.3	1,471.3
Accrued expenses and other liabilities	156.5	176.6

Total current liabilities	1,712.6	1,944.2

LONG-TERM LIABILITIES:
Deferred revenues	569.5	529.0
Income tax accrual	304.7	459.6
Other liabilities	33.0	32.3

Total long-term liabilities	907.2	1,020.9

Total liabilities	2,619.8	2,965.1

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at September 30, 2025 and December 31, 2024; 261,223,970 shares issued at September 30, 2025 and December 31, 2024; 107,354,722 and 108,368,523 shares outstanding at September 30, 2025 and December 31, 2024, respectively	0.8	0.8
Additional paid-in capital	3,424.1	3,049.5
Treasury shares at cost, 153,869,248 and 152,855,447 ordinary shares at September 30, 2025, and December 31, 2024, respectively	(15,144.0)	(14,264.4)
Accumulated other comprehensive income (loss)	32.7	(10.3)
Retained earnings	14,766.2	14,013.8

Total shareholders’ equity	3,079.8	2,789.4

Total liabilities and shareholders’ equity	$5,699.6	$5,754.5

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

In millions (except share and per share data)

	Nine Months Ended
	September 30,
	2025	2024
Revenues:
Products and licenses	$376.4	$337.3
Security subscriptions	893.9	812.0
Software updates and maintenance	710.2	712.0

Total revenues	1,980.5	1,861.3

Operating expenses:
Cost of products and licenses *)	73.8	68.2
Cost of security subscriptions *)	67.1	52.9
Cost of software updates and maintenance *)	99.2	90.5
Amortization of technology	23.7	17.4

Total cost of revenues	263.8	229.0

Research and development	332.4	293.8
Selling and marketing	691.2	630.8
General and administrative	94.9	86.0

Total operating expenses	1,382.3	1,239.6

Operating income	598.2	621.7
Financial income, net	84.5	71.6

Income before taxes on income	682.7	693.3
Taxes on income (tax benefit)	(69.7)	105.1

Net income	$752.4	$588.2

Basic earnings per ordinary share	$7.00	$5.28
Number of shares used in computing basic earnings per share	107,456,414	111,385,823

Diluted earnings per ordinary share	$6.81	$5.16

Number of shares used in computing diluted earnings per share	110,430,202	114,115,903

*) Not including amortization of technology shown separately.

The accompanying notes are an integral part of the condensed consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

 In millions (except share and per share data)

	Nine Months Ended
	September 30,
	2025	2024

Net income	$752.4	$588.2

Other comprehensive income

Change in unrealized gains on marketable securities:
Unrealized gains arising during the period, net of tax	21.3	37.8
Gains reclassified into earnings, net of tax	0.1	*	)

	21.4	37.8

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax	36.8	(3.1)
Gains (losses) reclassified into earnings, net of tax	(15.2)	3.3

	21.6	0.2

Other comprehensive income, net of tax	43.0	38.0

Comprehensive income	$795.4	$626.2

*) Represents an amount lower than $0.1

The accompanying notes are an integral part of the condensed consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

 In millions (except share and per share data)

	Ordinary shares	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity
Balance as of December 31, 2023	$0.8	$2,732.5	$(13,041.2)	$(39.2)	$13,168.1	$2,821.0

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,961,049 ordinary shares)	-	163.9	69.5	-	-	233.4
Treasury shares at cost (5,927,437 ordinary shares)	-	-	(975.0)	-	-	(975.0)
Stock-based compensation	-	119.9	-	-	-	119.9
Other comprehensive income, net of tax	-	-	-	38.0	-	38.0
Fair value of awards attributable to pre-acquisition services	-	3.1	-	-	-	3.1
Net income	-	-	-	-	588.2	588.2

Balance as of September 30, 2024	$0.8	$3,019.4	$(13,946.7)	$(1.2)	$13,756.3	$2,828.6

Balance as of December 31, 2024	$0.8	$3,049.5	$(14,264.4)	$(10.3)	$14,013.8	$2,789.4

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,635,843 ordinary shares)	-	223.5	95.4	-	-	318.9
Treasury shares at cost (4,649,644 ordinary shares)	-	-	(975.0)	-	-	(975.0)
Stock-based compensation	-	149.2	-	-	-	149.2
Other comprehensive income, net of tax	-	-	-	43.0	-	43.0
Fair value of awards attributable to pre-acquisition services	-	1.9	-	-	-	1.9
Net income	-	-	-	-	752.4	752.4

Balance as of September 30, 2025	$0.8	$3,424.1	$(15,144.0)	$32.7	$14,766.2	$3,079.8

The accompanying notes are an integral part of the condensed consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

In millions

	Nine Months Ended
	September 30,
	2025	2024
Cash flows from operating activities:

Net income	$752.4	$588.2
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	17.2	17.7
Amortization of premium and accretion of discount on marketable securities, net	(8.9)	(4.0)
Amortization of intangible assets	57.9	40.4
Stock-based compensation	149.2	119.9
Deferred taxes	(11.1)	(1.3)
Decrease in trade receivables, net	293.4	270.5
Decrease (increase) in prepaid expenses and other assets	6.4	(12.3)
Increase (decrease) in trade payables	(10.1)	8.6
Decrease in employees and payroll accruals	(48.4)	(31.8)
Decrease in income tax accrual and accrued expenses and other liabilities	(167.6)	(15.0)
Decrease in deferred revenues	(116.4)	(175.3)
Other	0.9	0.2

Net cash provided by operating activities	914.9	805.8

Cash flows from investing activities:

Proceeds from short-term bank deposits	259.8	170.0
Proceeds from maturity of marketable securities	785.2	861.7
Proceeds from sale of marketable securities	6.9	18.0
Investment in marketable securities	(631.3)	(701.4)
Investment in short-term bank deposits	(302.7)	(202.0)
Cash paid in conjunction with acquisitions, net of acquired cash	(83.7)	(185.8)
Lease prepayment	(159.9)	-
Purchase of property and equipment	(19.4)	(17.7)

Net cash used in investing activities	$(145.1)	$(57.2)

The accompanying notes are an integral part of the condensed consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D) (UNAUDITED)

In millions

	Nine Months Ended
	September 30,
	2025	2024
Cash flows from financing activities:

Proceeds from issuance of treasury shares upon exercise of options	$338.5	$249.6
Purchase of treasury shares at cost	(975.0)	(975.0)
Payments related to shares withheld for taxes	(19.6)	(17.1)

Net cash used in financing activities	(656.1)	(742.5)

Increase in cash and cash equivalents	113.7	6.1
Cash and cash equivalents at the beginning of the period	506.2	537.7

Cash and cash equivalents at the end of the period	$619.9	$543.8

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$140.4	$93.3

Non-cash activity

Fair value of awards attributable to pre-acquisition services	1.9	3.1
Operating lease liabilities arising from obtaining right of use assets	$5.8	$11.5

The accompanying notes are an integral part of the condensed consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 1:-          GENERAL

a.
Check Point Software Technologies Ltd., an Israeli corporation (“Check Point Ltd.”), and subsidiaries (collectively, the “Company” or “Check Point”), develop, market and support wide range of products and services for IT security, by offering a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information.

b.
During each of the nine months ended September 30, 2025, and 2024, approximately 39%, of the Company’s revenues were derived from three channel partners. Revenues derived from one channel partner in the nine months ended September 30, 2025, and 2024, were 15% and 14%, respectively, and revenues derived from the second channel partner were 13% and 13%, respectively, and revenues derived from the other channel partner were 11% and 12% of the Company’s revenues in such periods. Trade receivable balances from these three channel partners aggregated $153.3 and $331.5 as of September 30, 2025, and December 31, 2024, respectively.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”), and include the accounts of Check Point Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2024, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by US GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed or omitted. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 17, 2025.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2025 and the Company’s condensed consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the nine months ended September 30, 2025 and 2024. The results for the nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025, or any other future interim or annual period.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.	Significant Accounting Policies:

For a summary of the Company’s significant accounting policies refer to “Note 2. Significant Accounting Policies” of its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. There have been no material changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2024, included in the Annual Report on Form 20-F other than those noted below.

d.
Revenue recognition:

Deferred revenues represent mainly the unrecognized revenue billed to customers for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $1,229.1 and $1,184.7 for the nine months ended September 30, 2025 and September  30, 2024, respectively.

Revenues expected to be recognized from remaining performance obligations were $2,400.2 as of September 30, 2025. Of the balance as of September 30, 2025 the Company expects to recognize approximately $1,492.4 over the next 12 months and the remainder thereafter.

For information regarding disaggregated revenues, please refer to Note 12 below.

e.	Trade Receivables:

Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts.

The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for credit loss was immaterial for all periods presented.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Concentrations of credit risk:

Financial instruments that could potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of federal insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand or at maturity, and the Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk. Marketable securities are held mainly by Check Point Ltd., the Company’s Singaporean subsidiary, Canadian subsidiary and the U.S. subsidiary, and are invested in securities denominated in US dollar.

The Company’s marketable securities consist mainly of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment, or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically dispersed, and the majority is derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures.

g.
Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, as well as the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are designated as such, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of September 30, 2025 and December 31, 2024, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $194.9 and $253.6, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net gains (losses) resulting from these forward contracts recognized in financial income, net during the nine months ended September 2025 and 2024 were $24.3 and $(5.6), respectively.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel, in Euro, and in British Pound. As of September 30, 2025 and December 31, 2024, the Company had outstanding forward contracts for payroll and related expenses in the notional amount of $335.5 and $359.4, respectively. These contracts were for a period of up to twelve months.

The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially as components of Accumulated Other Comprehensive Income in the balance sheets and reclassified to the statements of income in the period the related hedged items affect earnings.

During the nine months ended, 2025 and 2024 gains (losses) were reclassified when the related expenses were incurred and recognized in the operating expenses as follow:

	Nine Months Ended September 30,
	2025	2024

Cost of revenues	$0.9	$(0.2)
Research and development	9.5	(2.7)
Selling and marketing	4.5	(0.2)
General and administrative	2.3	(0.7)

	$17.2	$(3.8)

Net unrealized gains (losses) of foreign currency contracts designated as hedging instruments, net of tax, are recorded in AOCI. All of net deferred gains or losses in AOCI as of September 30, 2025 are expected to be recognized as cost of revenue or operating expenses in the same financial statement line item in the to which the derivative relates over the next twelve months.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.
Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options, RSUs and PSUs excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 419,565, and 527,783 for the nine-months ended September 30, 2025 and September 30, 2024, respectively.

i.
Fair value of financial instruments:

The Company measures its investments in money market funds (classified as cash equivalents), short-term bank deposits, marketable securities and its foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying value of trade receivables, prepaid expenses and other assets, trade payables, employees and payroll accruals, and accrued expenses and other liabilities approximate fair value due to the short-term maturities of these instruments.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.
Recently Issued Accounting Pronouncements, not yet adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company for the first quarter beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued ASU 2025-06, Intangible - Goodwill and Other Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting guidance for costs to develop software for internal use. It removes the previous development stage model and introduces a more judgment-based approach. The guidance is effective for the Company for the first quarter beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-06.

NOTE 3:-          ACQUISITIONS

The Company accounted for the following transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on their estimated fair values.

In addition, the transactions included additional consideration related to compensation for post combination services which were recorded as prepaid expenses and other long-term assets and will be recognized over the requisite service period.

a.
On September 30, 2024, the Company completed the acquisition of all outstanding shares of Cyberint Ltd. (“Cyberint”), a privately held Israeli-based company, specializes in threat intelligence, digital risk protection, and attack surface management. The Company acquired Cyberint for total consideration of approximately $188.6. Cyberint cloud security technology platform, especially in the areas of security from external risks, Security operations center (SecOps) and users protection, will enable the Company to expand the threat prevention capabilities of its Infinity platform and enter new markets.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 3:-          ACQUISITIONS  (Cont.)

The Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management.

Goodwill arising from the Cyberint acquisition is primarily attributed to synergies. Goodwill is not expected to be deductible for income tax purposes.

	Weighted Average Useful Life	Amount

Goodwill		$133.4
Core technology	7 Years	51.2
Customer relationship	1 Years	15.7
Net assumed liabilities		(11.7)
Total		$188.6

The fair value of Core technology was determined using the income approach, specifically the multi-period excess earnings method.

Customer relationships represent the fair value of existing contractual relationships and customer loyalty determined based on existing relationships using the income approach, specifically the with and without method.

The fair value of the identified intangible assets subject to amortization are amortized over the assets’ estimated useful lives based on the pattern in which the economic benefits are expected to be received to cost of revenues and operating expenses.

Cyberint acquisition-related costs were immaterial and recorded on the Company’s Consolidated Statements of Income. Acquisition-related costs are primarily comprised of direct transaction costs.

Unaudited Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

b.
On June 9, 2025, the Company completed the acquisition of all outstanding shares of Veriti security Ltd. (“Veriti”), a privately held Israeli-based company, which develops and markets a cyber software platform that combines AI and machine learning and provides a holistic understanding of security and risk posture. The Company acquired Veriti for total consideration of approximately $92. Veriti introduces preemptive exposure management, delivering automated remediation of threat exposure risks and collaborative threat prevention across complex multi-vendor environments, which would enable the Company to expand its product portfolio.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 4:-          CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES

	September 30, 2025	December 31, 2024
Cash and cash equivalents:
Cash	$65.3	$54.5
Money market funds	356.3	158.1
Short term deposits	198.3	293.6
Total Cash and cash equivalents	619.9	506.2

Short-term bank deposits:	176.9	134.0
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	480.9	518.4
Debt securities issued by other governments	40.3	55.4
Corporate debt securities	1,499.2	1,569.8
Total Marketable securities	2,020.4	2,143.6
Total Cash and cash equivalents, short-term bank deposits and marketable securities	$2,817.2	$2,783.8

The following table classifies the Company’s marketable securities by contractual maturities:

	September 30, 2025
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value
Contractual maturity year:
Within one year	$674.1	$1.0	$(2.9)	$672.2
After one year through five years	1,334.8	14.6	(1.2)	1,348.2

Total	$2,008.9	$15.6	$(4.1)	$2,020.4

	December 31, 2024
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value
Contractual maturity year:
Within one year	$736.3	$0.3	$(4.9)	$731.7
After one year through five years	1,424.5	2.8	(15.4)	1,411.9

Total	$2,160.8	$3.1	$(20.3)	$2,143.6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 4:-          CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES (Cont.)

From the total of $4.1 and $20.3 unrealized losses as of September 30, 2025, and December 31, 2024, $1.2 and $9.7 were in continuous unrealized loss for more than 12 months, respectively. The unrealized losses are mainly driven by the higher interest rate environment and the interest rate hikes by global central banks during 2022-2023, which was due mainly to elevated inflation rates, therefore negatively impacted the fair value of securities in the Company’s portfolio. The allowance for credit loss was immaterial for all periods presented.

As of September 30, 2025 and December 31, 2024, interest receivable amounted to $17.8 and $17.7, respectively, and is included within prepaid expenses and other assets in the balance sheets.

NOTE 5:- FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its money market funds, short-term bank deposits, marketable securities and foreign currency derivative contracts at fair value. Money market funds are classified within Level 1. Marketable securities are classified within Level 2 or Level 3. This is because these assets are mostly valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs or based on unobservable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Level 3 Corporate debt security was structured and issued by a global financial institution and valued based on issuer risk, sovereign credit risk and interest rates. The Financial income related to the instrument during the nine months period ended September 30, 2025, was insignificant.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 5:- FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	September 30, 2025				December 31, 2024
	Fair value measurements using input type				Fair value measurements using input type
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$65.3	$-	$-	$65.3	$54.5	$-	$-	$54.5
Cash equivalents
Money market funds	356.3	-	-	356.3	158.1	-	-	158.1
Short term deposits	198.3	-	-	198.3	293.6	-	-	293.6
Short-term bank deposits	176.9	-	-	176.9	134.0	-	-	134.0
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	-	480.9	-	480.9	-	518.4	-	518.4
Debt securities issued by other governments	-	40.3	-	40.3	-	55.4	-	55.4
Corporate debt securities	-	1,479.0	20.2	1,499.2	-	1,549.6	20.2	1,569.8
Foreign currency derivative contracts	-	29.6	-	29.6	-	3.3	-	3.3

Total financial assets	$796.8	$2,029.8	$20.2	$2,846.8	$640.2	$2,126.7	$20.2	$2,787.1

NOTE 6:-          LEASES

The Company has a lease that has not yet commenced, for its new campus site in Israel. The lease is expected to commence during fiscal 2026 with a lease term of approximately 83 years. As of September 30, 2025 the Company has prepaid lease payments in connection with the lease of $159.9, which are included within other assets in the condensed consolidated balance sheets.

NOTE 7:-          COMMITMENTS AND CONTINGENT LIABILITIES

Litigations:

The Company is the defendant in various lawsuits, including employment-related litigation claims, construction claims and other legal proceedings in the normal course of its business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 8:-          TAXES ON INCOME

The Company's interim tax provision or benefit is determined using an annual effective tax rate, adjusted for year-to-date discrete items, as prescribed under ASC 740 (“Income Taxes”).

On July 15, 2025, the Israeli Tax Authority and the Company signed a tax settlement agreement in which the Company will pay a total tax demand of NIS 223.2 (approximately $66) with respect to tax years 2016-2020. The settlement agreement was ratified by the court on July 16, 2025. The Company settled the tax demand payment to the ITA on the July 31, 2025.

The Company recorded an income tax benefit of $69.7 for the nine months ended September 30, 2025, representing an effective tax rate of (10.2)%, compared with an income tax expense of $105.1 for the nine months ended September 30, 2024, representing an effective tax rate of 15.2%.

For the nine months ended September 30, 2025, income tax benefit was primarily due to a change in unrecognize tax benefits related to the settlement with the Israeli Tax Authority.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted. OBBBA amends U.S. tax law, including provisions related to bonus depreciation, research and development and foreign derived intangible income. The Company is currently evaluating the impact of the OBBBA on its condensed consolidated financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	September 30, 2025		December 31, 2024

Beginning balance		$477.8		$453.0
Settlement and decrease related to tax positions taken during prior years		(189.7)		(65.5)
Increase related to tax positions taken during prior years		-		36.4
Increase related to tax positions taken during the current year		37.4		53.9

Ending balance	$	*)325.5	$	*)477.8

*) As of September 30, 2025, and December 31, 2024, unrecognized tax benefit in the amounts of $20.8 and $18.3 was presented net from deferred tax asset.

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s effective tax rate.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 9:-          SHAREHOLDERS’ EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.	Shares repurchase:

On July 11, 2024, the Company announced the expansion of the Company’s on-going share repurchase program by an additional $2,000. Under the share repurchase program, as extended, the Company is authorized to continue to repurchase up to $325 each quarter.

As of September 30, 2025, the Company repurchased ordinary shares for an aggregate amount of $16,647.6 During the nine months ended September 30, 2025, and 2024, the Company repurchased 4,649,644, and 5,927,437 shares for an aggregate amount of $975 and $975, respectively.

c.	Stock Options, RSUs and PSUs:

In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014 and in July 2018: the 2005 United States Equity Incentive Plan and the 2005 Israel Equity Incentive Plan together are referred to as the Equity Incentive Plans.

Under the Equity Incentive Plans, the Company may grant options to employees, officers and directors at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant and are granted for periods not to exceed seven years. The Company grants under the Equity Incentive Plans options, Restricted Stock Units (“RSUs”) and Performance stock units (“PSUs”) and can also grant a variety of other equity incentives. Options granted under the Equity Incentive Plans generally vest over a period of four years of employment. Options, RSUs and PSUs that are cancelled or forfeited before expiration become available for future grants. RSUs generally vest over a four years period of employment from the grant date while PSUs generally vest over a two to four years period of employment from the grant date. PSUs are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

Under the Equity Incentive Plans, the Company’s non-employee directors receive on an annual basis options and RSUs grant. Following the amendments to the Equity Incentive Plans in July 2018, commencing December 31, 2018, on December 31 of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Incentive Plans together shall be annually reset on such date to equal 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date (provided, however, that in no event shall the number of Reserved and Authorized Shares be less than the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date).

The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding options, RSUs, PSUs and other awards granted under the Equity Incentive Plans as of such date, and (ii) the number of ordinary shares reserved, authorized and available for issuance under the Equity Incentive Plans on such date.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 9:-          SHAREHOLDERS’ EQUITY (Cont.)

The following table set forth the weighted average assumptions used in computation of the options granted for the nine months period ended September 30, 2025:

Year ended September 30, 2025
Employee Stock Options
Expected volatility	25.61%
Risk-free interest rate	3.74%
Dividend yield	0.0%
Expected term (years)	4.42

As of September 30, 2025, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

Stock Options outstanding	3,487,522
RSU outstanding	2,291,890
PSU outstanding	479,938
Ordinary shares available for issuance under the Equity Incentive Plans	5,102,685

Total Reserved and Authorized Shares as of September 30, 2025	11,362,035

As of September 30, 2025, the aggregate number of shares, stock options, RSU and PSU outstanding is 113,620,345.

A summary of the Company’s stock option activity and related information is as follows:

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted Average Remaining Contractual Life (Years)
	September 30, 2025

Outstanding at beginning of year	5,712,254	$122.42	$367.18	2.72
Granted	418,246	$194.71
Exercised	(2,575,062)	$114.18
Forfeited	(67,916)	$132.72

Outstanding at September 30, 2025	3,487,522	$136.77	$245.18	3.65

Exercisable at September 30, 2025	2,334,030	$122.26	$197.58	2.59

The weighted average fair values at grant date of options granted for the nine months ended September 30, 2025 and the year ended December 31, 2024 with an exercise price equal to the market value at the date of grant were $54.1, and $51.7 per share, respectively.

The total intrinsic value of options exercised during the nine months ended September 30, 2025 and the year ended December 31, 2024 was $254.8 and $81.0, respectively.

The aggregate intrinsic value of the outstanding stock options as of September 30, 2025, and December 31, 2024, represents the intrinsic value of 3,434,686 and 5,712,254 outstanding options that are in-the-money as of such dates. As of September 30, 2025, 52,836 outstanding options are out-of-the-money and their intrinsic value was considered to be zero. As of December 31, 2024, all outstanding options are in-the-money.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 9:-          SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s RSUs and PSUs activity is as follows:

	September 30, 2025			Weighted-Average Grant Date Fair Value Per Share
	RSUs	PSUs	Total	RSUs	PSUs

Unvested at beginning of year	2,120,275	384,498	2,504,773	$138.1	$144.3
Granted	1,140,736	270,104	1,410,840	$212.0	$207.9
Vested	(748,661)	(42,546)	(791,207)	$212.6	$217.4
Forfeited	(220,460)	(132,118)	(352,578)	$156.2	$142.6

	2,291,890	479,938	2,771,828	$175.0	$181.9

The weighted average fair values at grant date of RSUs and PSUs granted for the nine months ended September 30, 2025, and the year ended December 31, 2024, were $211.3 and $161.0 per share, respectively.

The total fair value of shares vested during the nine months ended September 30, 2025 and the year ended December, 31 2024 was $168.4, and $158.4, respectively.

As of September 30, 2025, the Company had approximately $480.0 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.76 years.

d.	Employee Stock Purchase Plan (“ESPP”):

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. Following these amendments, starting with the purchase period on February 1, 2017, a total of 568,478 ordinary shares were designated for issuance under the US ESPP. On June 19, 2019, the allocation for the US ESPP was increased to 750,000 shares. As well, following amendments of 2015 year, for employees outside the United States, 1,096,795 ordinary shares were authorized for issuance under the Non-US ESPP. On January 16, 2024, the Non-US ESPP was increased by 700,000 ordinary shares, bringing the total allocation for the Non-US ESPP to 1,796,795 ordinary shares.

On September 3, 2025, the Non-US ESPP was increased by 1,000,000 ordinary shares, bringing the total allocation for the Non-US ESPP to 2,796,795 ordinary shares. As well, on September 3, 2025, the US ESPP was increased by 500,000 ordinary shares, bringing the total allocation for the Non-US ESPP to 1,250,000 ordinary shares.

As of September 30, 2025, 3,400,717 ordinary shares had been issued under the amended ESPP plan.

Eligible employees may use up to 15% of their salaries to purchase ordinary shares but no more than 1,250 single shares per participant on any purchase date. The ESPP is implemented through an offering every six months. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the subscription date of each offering period or on the purchase date.

The following table set forth the weighted average assumptions used in computation of the ESPP for the nine months period ended September 30, 2025:

Year ended September 30, 2025
Employee Stock Purchase Plan
Expected volatility	35.33%
Risk-free interest rate	4.27%
Dividend yield	0.0%
Expected term (years)	0.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 9:-          SHAREHOLDERS’ EQUITY (Cont.)

During the nine months ended September 30, 2025, and the year ended December 31, 2024, employees purchased 362,533 and 381,859 ordinary shares at average prices of $156.5 and $124.8 per share, respectively.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the nine months ended September 30, 2025, and for the year ended December 31, 2024, the Company recognized $15.0 and $13.7, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation:

Stock-based compensation expense related to stock options, RSUs, PSUs and ESPP is included in the consolidated statements of income as follows:

	Nine Months Ended September 30,
	2025	2024

Cost of revenues	$10.0	$6.5
Research and development	55.7	42.3
Selling and marketing	57.1	46.2
General and administrative	26.4	24.9

	$149.2	$119.9

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE 10: -         EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Nine Months Ended September 30,
	2025	2024

Net income	$752.4	$588.2

Weighted average ordinary shares outstanding	107,456,414	111,385,823

Dilutive effect:
Employee stock options, RSUs and PSUs	2,973,788	2,730,080

Diluted weighted average ordinary shares outstanding	110,430,202	114,115,903

Basic earnings per ordinary share	$7.00	$5.28

Diluted earnings per ordinary share	$6.81	$5.16

NOTE 11:-          ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Total

Beginning balance	$(13.2)	$2.9	$(10.3)
Other comprehensive income before reclassifications	21.3	36.8	58.1
Amounts reclassified from accumulated other comprehensive income	0.1	(15.2)	(15.1)
Net current period other comprehensive income	21.4	21.6	43.0
Ending balance	$8.2	$24.5	$32.7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE  12:-         GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following tables presents total revenues, by geographic area:

1. Revenues based on the channel partners’ location:

	Nine Months Ended September 30,
	2025	2024

Americas, principally the U.S.	$840.2	$786.1
EMEA *)	836.8	800.7
Israel	55.5	52.5
Asia Pacific	248.0	222.0

	$1,980.5	$1,861.3

*) Includes Europe, the Middle East (excluding Israel) and Africa

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the nine months ended September 30, 2025, and 2024 by product line:

	Nine Months Ended September 30,
	2025	2024

Product and licenses:
Network security Gateways	$350.9	$310.2
Other *)	25.5	27.1

	376.4	337.3
Security subscriptions	893.9	812.0
Software updates and maintenance	710.2	712.0

Total revenues	$1,980.5	$1,861.3

*) Comprised of Endpoint security, Mobile security and Security management products, each comprising less than 10% of products and licenses revenues.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In millions (except share and per share data)

NOTE  13:-         SEGMENT

The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income and operating income as shown in the consolidated financial statements to allocate resources and to assess the performance of the segment. There is no expense or asset information that is supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

NOTE  14:-         SUBSEQUENT EVENTS

On October 22, 2025, the Company completed the acquisition of all outstanding shares of Lakera AI AG (“Lakera”) for total net cash consideration of approximately $187. Lakera is a leading AI-native security platform for agentic AI applications. With this acquisition, the Company enhances its ability to deliver an end-to-end AI security stack designed to protect enterprises as they accelerate their AI adoption.